SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. __)*

Origin Agritech Limited

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G67828106

(CUSIP Number)

With a copy to: HAN Gengchen c/o Origin Agritech Limited 21 Shengmingyuan Road Changping District Beijing, China 102206	with a copy to: Andrew D. Hudders, Esq. Graubard Miller 600 Third Avenue - 32nd Floor New York, New York 10016 (212) 816-8614

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless for displays a current valid OMB control number.

SCHEDULE 13D

CUSIP No. G67828106	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HAN Gengchen I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,336,400
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,336,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,336,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. G67828106	Page 3 of 6 Pages

Item 1.     Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the ordinary common shares, no par value (the “Common Stock”) of Origin Agritech Limited, a British Virgin Islands company (the “Issuer”). The principal executive office of the Issuer is 21 Shengmingyuan Road, Changping District, Beijing, China 102206

Item 2.  Identity and Background.

(a)	Han Gengchen, on behalf of his personal holding company, the record owner, Sinodream Limited, a BVI company, of which he is the sole shareholder, director and officer.

(b)	The Reporting Person is an individual. The Reporting Persons’ business address is 21 Shengmingyuan Road, Changping District, Beijing, China 102206.

(c)	The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Issuer.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the Peoples Republic of China.

Item 3.  Source and Amount of Funds and Other Consideration.

The Reporting Person acquired the shares of the Issuer pursuant to a Stock Purchase Agreement under which all the shares of State Harvest Holdings Limited, a British Virgin Islands company (“State Harvest”), of which the Reporting Person was a stockholder, were exchanged for shares of the Issuer. The exchange was consummated on November 8, 2005. The Reporting Person surrendered all of his shares of State Harvest in exchange for 3,336,400 shares of Common Stock and a cash payment. The shares are held through a corporation of which the Reporting Person is the sole officer and director.

Under the terms of the Stock Purchase Agreement, the Reporting Person became the Chairman of the Board and Chief Executive Officer of the Issuer.

SCHEDULE 13D

CUSIP No. G67828106	Page 4 of 6 Pages

In connection with the exchange transaction, the Reporting Person and the other two senior executives of the Issuer entered into employment agreements with the Issuer and a voting agreement with the Issuer. Under the voting agreement the Reporting Person and Messrs. Yang and Yuan have agreed that for three years after November 8, 2005, they will vote or cause to be voted all of their shares of Common Stock for Mr. Kerry Propper, currently a director of the Issuer, and one nominee of Mr. Propper’s, currently Mr. Steven Urbach, a current director of the Issuer.

Item 4.	Purpose of Transaction

The Reporting Person obtained the Common Stock for investment purposes. The Reporting Person disclaims any membership in a group relating to the Issuer except with respect to the potential for shared voting authority under the voting arrangements described above in Item 3.

At the date of this Statement, the Reporting Person, except as set forth in this Statement, for the terms of the Voting Agreement discussed in Item 3 above, and consistent with his position as a director and management of the Issuer, does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Person may, depending upon prevailing market prices or conditions, decide to increase or decrease its position in the Issuer through open market or privately negotiated transactions with third parties:

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

SCHEDULE 13D

CUSIP No. G67828106	Page 5 of 6 Pages

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

As of November 8, 2005, the Reporting Person beneficially owned 3,336,400 shares of the Issuer’s Common Stock (the “Shares”) representing approximately 22.0% of the shares of the Issuer’s Common Stock issued and outstanding as of such date.

Transactions by the Reporting Person in the Issuer’s Common Stock effected in the past 60 days are described in Item 3 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 3 above for a discussion of the voting agreement under which the Reporting Person may have the right to vote shares of common stock held by various shareholders of the common stock of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1. Voting Agreement dated November 8, 2005, by and among Dr. Han, Messrs. Yang and Yuan, and the Issuer. Incorporated by reference from Registration Statement 333-124709, Item 10.24.

SCHEDULE 13D

CUSIP No. G67828106	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2005

/s/ Han Gengchen
Han Gengchen